CleanCore Solutions, Inc.

5920 S 118th Circle

Omaha, NE 68137

August 27, 2025

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Juan Grana

Re:	CleanCore Solutions, Inc.
Registration Statement on Form S-3 (File No. 333-289867)

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CleanCore Solutions, Inc. hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and declare the Registration Statement effective at 4:00 p.m. (Eastern Time) on Friday, August 29, 2025, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Respectfully,

CleanCore Solutions, Inc.

By:	/s/ Clayton Adams
Clayton Adams
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.